SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2002

Keithley Instruments, Inc.
(Exact name of registrant as specified in its charter)

Ohio	1-9965	34-0794417
(State or other jurisdiction of incorporation	(Commission File Number)	(IRS Employer Identification No.)

28775 Aurora Road	
Solon, Ohio	44139
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (440) 248-0400

ITEM 9. Regulation FD Disclosure.

On August 12, 2002, each of Joseph P. Keithley, Chief Executive Officer, and Mark J. Plush, Chief Financial Officer, of Keithley Instruments, Inc. (the "Company") made certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, accompanying the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. A copy of each of these certifications is attached hereto as an Exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KEITHLEY INSTRUMENTS, INC.

By: /s/ Mark J. Plush

Mark J. Plush, Vice President and Chief
Financial Officer

DATED: August 12, 2002

**EXHIBIT INDEX**

Exhibit No.	Description
99.1	Certification of the Principal Executive Officer, Joseph P. Keithley, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of the Principal Financial Officer, Mark J. Plush, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.